Exhibit 21.1

List of Subsidiaries

Year Ended December 31, 2017

Name of Affiliate or Entity	Place of Incorporation
Digimarc International LLC (100% ownership)	Oregon
Attributor Corporation (100% ownership)	Oregon
TVaura LLC (51% ownership)	Delaware
TVaura Mobile LLC (49% ownership)	Delaware
Digimarc Watermarking Holdings C.V. (100% ownership)	The Netherlands
Digimarc B.V. (100% ownership)	The Netherlands
Digimarc GmbH (100% ownership)	Germany